April 13, 2018
Via EDGAR
Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	World Fuel Services Corporation
Form 10-K for the Fiscal Year ended December 31, 2017
Filed February 28, 2018
Comment Letter dated March 29, 2018
File No. 1-09533

Set forth below are responses from World Fuel Services Corporation (the “Company,” “we,” “us” or “our”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 29, 2018, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 28, 2018.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and each Comment is repeated prior to the response. The Comments are highlighted in bold.

Form 10-K for the Fiscal Year ended December 31, 2017

General

1.
In a letter to the staff dated April 3, 2015, you discussed your subsidiaries’ dealings with Sudan and Syria. You state on page 11 of the 10-K that certain of your subsidiaries have limited business dealings in countries subject to OFAC-administered sanctions.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response 1.

Since our April 3, 2015 response to the Staff (the “2015 Response”), our contacts with Sudan and Syria have been substantially the same and limited to: (1) certain of the Company’s subsidiaries obtaining permission from government aviation authorities for our clients’ aircraft to overfly their countries, (2) the payment of fees, on behalf of our clients, imposed by governments related to such overflights, and (3) fuel and related service activities provided to customers like the U.S. Government or United Nations (“U.N.”) and its specialized agencies, pursuant to general and specific licenses issued by the Treasury Department’s Office of Foreign Assets Control (“OFAC”). As the Staff is aware, OFAC issued general licenses in January 2017 that authorized most previously sanctioned activities by U.S. persons involving Sudan, and OFAC lifted the Sudan sanctions permanently in October 2017. As a result, since January 2017, civilian aircraft are now permitted to access those airports that were previously limited to U.S. Government or U.N. aircraft and we have in very limited cases provided fuel and flight-support services to these civilian aircraft in accordance with OFAC regulations.

As discussed in previous letters to the Staff, our overflight services are provided to clients in connection with their overflight of, among other countries, Sudan and Syria. The customers for whom the Company’s subsidiaries procure such services are corporate and commercial aviation clients, including commercial air carriers, air charter companies and flight support companies.

In addition, as we disclosed in the 2015 Response, from time to time, we may provide other services involving Sudan and Syria pursuant to OFAC general or specific licenses or exemptions. For example, pursuant to a general OFAC license that (prior to the lifting of the U.S. sanctions) authorized transactions in support of activities of the U.S. Government or U.N. and its specialized agencies in Sudan, our subsidiaries have provided services to aircraft that have been engaged by one of these bodies or one of their contractors in connection with their activities in Sudan. In all instances, we follow our internal procedures designed to ensure that our transactions with Sudan and Syria are in compliance with relevant OFAC requirements, including OFAC general licenses or exemptions.

Our business with Sudan and Syria accounted for only approximately 0.0003%, 0.0008% and 0.0007% of our consolidated revenues in 2015, 2016 and 2017, respectively. We are still finalizing the financial statements for the first quarter of 2018 and while we do not yet have this data, we do not expect that our business with these countries as it relates to our overall business will increase materially from these levels in the foreseeable future.

We note the Staff’s request to also address the approximate dollar amount of assets and liabilities over these periods with respect to our business with Sudan and Syria. We do not have assets dedicated to this business and, accordingly, there is no information of this nature to be provided. Further, given the very limited nature of our business with these countries, any liabilities associated with such business during these periods would have been immaterial.

In light of the limited nature of the Company’s and its subsidiaries’ contacts with Sudan and Syria, the lifting of the U.S. sanctions against Sudan, the safeguards for regulatory compliance the Company has in place, the continuing review and enhancement of those safeguards as needed and the fact that our contacts with Sudan and Syria generate such an insignificant percentage of our consolidated revenues, we do not believe that these contacts pose a material investment risk for our security holders.

General

2.
You state, on page 9 of the 10-K filed February 21, 2017, that you responded to an administrative subpoena from OFAC requesting information regarding your transactions in countries that are the subject of U.S. sanctions, and that you “identified a limited number of transactions that may have resulted in violations of U.S. sanctions regulations or our OFAC issued licenses.” Please describe to us any material developments related to the OFAC matter, and the current status of the OFAC matter, since your letter to us dated April 3, 2015.

Response 2.

We acknowledge the Staff’s comment and respectfully advise the Staff that the only substantive development is that the statute of limitations during which an enforcement action might have been brought with respect to the transactions in question expired as of the end of 2017 without any further action by OFAC.

Consolidated Statements of Income and Comprehensive Income, page 52

3.
Please tell us the extent to which amounts in your Compensation and Employee Benefits line item, and any other components of Operating Expenses, represent costs that are attributable to cost of revenue, or are costs that are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8. If there are such costs, explain your rationale for having such amount apart from the cost of revenue and gross profit measures.

Response 3.

We acknowledge the Staff’s comment and respectfully advise the Staff that our cost of revenue in our consolidated statements of income and comprehensive income is comprised of (i) the direct cost of our fuel products purchased from third parties, including commodity contract gains and losses and (ii) logistics-related costs, which primarily include transportation cost, compensation of our transportation-related employees and other costs that are necessary for us to deliver fuel products to our customers.

Other components of operating expenses are not attributable to cost of revenue as they are not directly associated with our revenue generating activities. Such costs include compensation and employee benefits - other than those associated with transportation-related employees, general and administrative expenses, impairments and restructuring charges. We believe these costs are appropriately excluded from cost of revenue based on their nature.

Form 8-K filed February 22, 2018

Exhibit 99.1 - Press Release of Fourth Quarter and Full Year 2017 Operating Results

Non-GAAP Financial Measures

4.
We note your disclosure under this section, describing certain adjustments to your non-GAAP measures, stating “these non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.” However, it appears that several of these items have occurred in sequential years. Please refrain from referring to charges as non-recurring when such charges have occurred within the prior two years or are reasonably likely to recur within two years. You may refer to our Non-GAAP Financial Measures Compliance and Disclosure Interpretation (C&DI) 102.03 if you require further clarification or guidance.

Response 4.

We acknowledge the Staff’s comment and respectfully advise the Staff that beginning with the Exhibit 99.1 - Press Release for the three-months ending March 31, 2018, we will explain adjustments that we have previously categorized as non-recurring as items that are not representative of our core business, as we believe such categorization will provide more useful information to investors and other readers. Accordingly, in future press release disclosures we will refrain from referring to charges considered to be non-recurring, if those charges have occurred during the previous two years or are reasonably likely to recur within the subsequent two years, based on information that is available to us at the time we furnish such disclosures.

Reconciliation of GAAP to non-GAAP Financial Measures

5.
Within the reconciliations of GAAP net income to non-GAAP adjusted net income attributable to World Fuel and of related GAAP diluted earnings per share (EPS) to non-GAAP adjusted diluted EPS, you present a number of reconciling items net of income taxes. Please present such adjustments before tax, and show the related income tax as a separate adjustment to comply with Non-GAAP Financial Measures C&DI 102.11.

Response 5.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future reconciliations of GAAP net income to non-GAAP adjusted net income, reconciling items will be presented before income taxes with a separate line attributable to total income taxes associated with those reconciling items. We will begin this disclosure presentation beginning with the Exhibit 99.1 - Press Release for the three-months ending March 31, 2018.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Alexander Lake, Executive Vice President and Chief Legal Officer, or the undersigned at (305) 428-8000.

Very truly yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and Chief Financial Officer